September 6, 2012

VIA EDGAR AND FEDERAL EXPRESS

Ms. Erin Jaskot

Mr. Craig Slivka

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Eaton Corporation Limited
Amendment No. 3 to Registration Statement on Form S-4
Amended August 31, 2012
File No. 333-182303

Dear Ms. Jaskot and Mr. Slivka:

On behalf of Eaton Corporation Ltd. (the “Company” or “New Eaton”), we are writing to respond to the oral comments regarding the above-referenced Amendment No. 3 to the Registration Statement on Form S-4 filed by the Company on August 31, 2012 (the “Registration Statement”), including the Joint Proxy Statement/Prospectus, provided to us during our discussion with the Staff on Wednesday, September 5, 2012. In this letter we refer to Eaton Corporation as “Eaton” and to Cooper Industries plc as “Cooper.”

In connection with this letter responding to the Staff’s oral comments, we are filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”). Set forth below are the headings and description of the oral comments provided, followed by the Company’s responses thereto.

General

1.	Please reinsert the language in the Registration Statement regarding the treatment of Eaton fractional shares in connection with the merger.

In response to the Staff’s comment, the Company has revised its disclosure in the Eaton Letter to Shareholders and on pages 2, 15, 21, 22, 107, 132 and 134 of the Registration Statement.

The Transaction Agreement, page 54

Opinion of Cooper’s Financial Advisor

2.

We note your categorical disclaimers on pages 88 and 90 of the document that “[n]o one has made or makes any representation to any shareholder or anyone else regarding the information included in the unaudited prospective financial information set forth below”

Securities and Exchange Commission	2
August 31, 2012

and “[r]eaders of this joint proxy statement/prospectus are cautioned not to rely on the unaudited prospective financial information.” Please remove or revise these disclaimers.

In response to the Staff’s comment, the Company has revised its disclosure on pages 88 and 90 of the Registration Statement.

General

3.	Please reconcile certain line items in the Eaton projections set forth in the Registration Statement with the Eaton projections that were supplementally provided to the Staff on August 1, 2012.

Pursuant to our discussion with the Staff on Wednesday, September 5, we believe this comment has been addressed.

Comparison of the Rights of Holders of Eaton Common Shares and New Eaton Ordinary Shares, page 171

4.	Please revise your disclosure on page 192 of the Registration Statement to make clear that Ohio law permits the Eaton board to unilaterally adopt a shareholder rights plan.

In response to the Staff’s comment, the Company has revised its disclosure on page 192 of the Registration Statement.

*            *             *

We thank you for your assistance in this matter. Please do not hesitate to call me at (212) 455-3443 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the oral comments.

Very truly yours,

/s/ Marni Lerner
Marni Lerner